UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2015

001-37353

(Commission File Number)

BIONDVAX PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

14 Einstein St.

Nes Ziona

Israel 74036

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

On June 11, 2015, Biondvax Pharmaceuticals Ltd. issued a press release announcing that the Company was selected to participate in the 2015 BIO International Convention. A copy of this press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

In addition, below is an English translation (from Hebrew) of an immediate report by BiondVax Pharmaceuticals Ltd. as published on the Tel-Aviv Stock Exchange Ltd. and the Israeli Securities Authority on June 11, 2015, in accordance with the Israeli Securities Regulations.

June 11, 2015

To	To
Israeli Securities Authority	The Tel Aviv Stock Exchange Ltd.

Re: Immediate Report

The Company hereby reports that it was selected to participate in 2015 BIO International Convention as a member of the Israeli delegation which comprises the most promising Israeli companies in Israel operating in the Bio-technology field, under the auspices of the Office of the Chief Scientist in Israel (OCS), that supported the company by approving research grants during the past six years.

Dr. Hassin, BiondVax’s Chief Operating officer (COO) will discuss BiondVax’s achievements. Dr Hassin will take the opportunity of meeting with potential Contract Manufacturing Organisation (CMO) to discuss collaboration for technology transfer and large scale production of phase 3 and commercial batches of Biondvax’s M-001 universal flu vaccine.

In addition, attached to this immediate report as Appendix A is a press release for publication in the U.S. regarding the participation of the Company in this convention.

The Company's estimations regarding the possible business implications of the Company's participation in the conference are forward looking statements as defined in the Israeli Securities Act, 1968-5728, regarding possible events and developments that may not materialize, in whole or in part, as a result of certain factors that are not within the company's control and/or the materialization of the risk factors included in the annual report.

For more information regarding the company's product candidate and its development stages please see Section 8 to the annual report published on ISA and TASE websites on March 26, 2015, reference number 2015-01-063070.

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Exhibit Index

Exhibit No.	Description

99.1	Press Release, dated June 11, 2015

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BiondVax Pharmaceuticals Ltd.

Date: June 11, 2015	By:	/s/ Ron Babecoff
Ron Babecoff
Chief Executive Officer

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